NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 30, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 16, 2019, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the Partnership Restructuring Agreement which became effective after the close on December 16, 2019, the Common Units of Hess Midstream Partners LP (Old) was converted into the right to receive one Class A Share representing a limited partner interest in Hess Midstream LP (New). This Form 25 is being filed solely in connection with the discontinuation of the trading on the NYSE of Hess Midstream Partners LP Common Units representing limited partner interests (Old) and does not affect the continued listing on the NYSE of the Hess Midstream LP Class A Share representing a limited partner interest (New). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on December 17, 2019.